CONSENT

TO: Fronteer Development Group Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

AND TO: The Securities and Exchange Commission (the "**SEC**")

RE: Technical Reports

Reference is made to (i) the amended technical report dated November 20, 2007 entitled "The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada, During the Period January 1, 2007 to December 31, 2007" which the undersigned has prepared, together with Gary Giroux, Mark O'Dea, Jim Lincoln, Dr. D.H.C. Wilton and Christopher Lee; (ii) the technical report dated March 15, 2006 as amended May 25, 2006 and as further amended May 25, 2006 entitled "The Exploration Activities of Fronteer Development Group Inc. on the Aği Daği Gold Property, Canakkale Province, Turkey from April 2004 to December 2005" which the undersigned has prepared, together with Gary Giroux; (iii) the technical report dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006 entitled "The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey during the Period February to December 2005" which the undersigned has prepared, together with Gary Giroux; (iv) the technical report dated August 1, 2007 entitled "Technical Report on the Aği Daği Gold Property, Canakkale Province, Turkey" which the undersigned has prepared, together with Christopher Lee; and (v) the technical report dated August 1, 2007 entitled "Technical Report on the Kirazli Gold Property, Canakkale Province, Republic of Turkey" which the undersigned has prepared, together with Christopher Lee (collectively, the "**Technical Reports**"). The undersigned hereby consents to the public filing of the Technical Reports by Fronteer Development Group Inc. (the "**Corporation**") with the Commissions, the SEC and with the TSX, and to the written disclosure of the Technical Reports and the inclusion of extracts therefrom or a summary thereof (whether directly or incorporated by reference) in the annual information form of the Corporation dated March 27, 2008 (the "**AIF**") and in the Form 40-F of the Corporation dated March 27, 2008 (the "**40-F**").

The undersigned further confirms that the undersigned has read the AIF and 40-F and that each fairly and accurately represents the information in the Technical Reports that supports the disclosure, for which the undersigned was responsible for preparing or supervising.

DATED this 27th day of March, 2008.

Per: Ian Cunningham-Dunlop

Ian Cunningham-Dunlop